Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Atlas Air Worldwide Holdings, Inc. for the registration of its debt securities and shares of its preferred stock and common stock, and to the incorporation by reference therein of our report dated March 12, 2007 (except for Note 12 as to which the date is February 24, 2009) with respect to the consolidated financial statements and schedule of Atlas Air Worldwide Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
June 4, 2009